Exhibit 8.1

Tallahassee Office 2457 Care Drive Tallahassee, Florida 32308 (850) 878-2411 - Telephone (850) 878-1230 – Facsimile e-mail: tall@idhlaw.com	REPLY TO TALLAHASSEE OFFICE	Tampa Office 500 N. Westshore Blvd, Suite 1010 Tampa, Florida 33609 (813) 289-1020 - Telephone (813) 289-1070 - Facsimile e-mail: tampa@idhlaw.com

[DATE]

Old Florida Bankshares, Inc.

6321 Daniels Parkway

Ft. Myers, Florida 33912

RE:	Agreement and Plan of Merger

To Whom It May Concern:

You have requested our opinion concerning certain federal income tax consequences of the proposed merger (the “Merger”) of Old Florida Bankshares, Inc. (“Old Florida”) with and into Bancshares of Florida, Inc. (“Bancshares”), pursuant to the terms of that certain Agreement and Plan of Merger by and among Bancshares, Bank of Florida – Southwest, Old Florida and Old Florida Bank dated as of the 28th day of August, 2006 (the “Merger Agreement”).

For purposes of rendering our opinion herein, we have conducted an examination of the Internal Revenue Code of 1986, as amended (the “Code”), and such other applicable federal laws, regulations, rulings, decisions, documents and records as we have deemed necessary. With respect to factual matters, we have relied upon the Merger Agreement, including, without limitation, the representations of the parties set forth therein, and upon certain statements and representations made to us by officers of Bancshares, Bank of Florida – Southwest, Old Florida and Old Florida Bank, in each case without independent verification thereof. With the consent of Bancshares, Bank of Florida – Southwest, Old Florida and Old Florida Bank, we have relied on the accuracy and completeness of such statements and representations, either in certificates that have been requested by us or otherwise and have assumed that such statements and representations will be complete and accurate as of the effective time of the Merger. In addition, for purposes of this opinion, we have assumed that eighty percent (80%) of the total consideration to be paid to the Old Florida shareholders in exchange for Old Florida Common Stock in the Merger will be in the form of Bancshares Common Stock and that the shares of the Old Florida Common Stock constitute capital assets in the hands of each holder thereof.

Based on the foregoing, and subject to the qualifications set forth below, we are of the opinion that:

(1)	the Company Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code;

(2)	no gain or loss will be recognize by the shareholders of Old Florida to the extent they receive only shares of Bancshares Common Stock in exchanged for their shares of Old Florida Common Stock pursuant to the terms of the Agreement;

Old Florida Bankshares, Inc.

[DATE]

(3)	on their sole receipt of cash for any whole shares or in lieu of fractional shares, the shareholders of Old Florida will recognize gain or loss in an amount equal to the difference between the cash received and the basis of the whole or fractional shares of Old Florida Common Stock exchanged;

(4)	on their receipt of a combination of cash and shares of Bancshares Common Stock in exchange for their shares of Old Florida Common Stock, the shareholders of Old Florida will recognize gain, but not loss, in an amount equal to the lesser of (a) the gain realized on the exchange (computed by reference to the fair market value of the Bancshares Common Stock received, plus any cash received, over the basis in their Old Florida), or (b) the amount of cash received;

(5)	the tax basis of the Bancshares Common Stock received in the Company Merger will be equal to the tax basis of the exchanged Old Florida Common Stock, decreased by the amount of cash received and increased by the amount of any gain recognized; and

(6)	the holding period for Bancshares Common Stock received in the exchange, as well as any fractional share of Bancshares Common Stock received in the Company Merger and then surrendered for cash, will include the period during which the shareholder held his or her Old Florida Common Stock.

No opinion is expressed with respect to any of the following:

(i)	The appropriate method to determine the fair market value of any stock or other consideration received in any sale or exchange;

(ii)	The state, local or foreign tax consequences of any aspect of the Company Merger; or

(iii)	The federal income tax consequences of any aspect of the Company Merger to holders of Old Florida Common Stock who are subject to special tax treatment for federal income tax purposes, including among others, life insurance companies, tax exempt entities and foreign taxpayers, or to holders of warrants or options to purchase Old Florida Common Stock, if any, which are exchanged for Bancshares Common Stock.

The opinions expressed herein are based upon our interpretation of existing legal authorities, and no assurance can be given that such interpretations would be followed if the exchange of shares contemplated by the Company Merger became the subject of administrative or judicial proceedings. Statements of opinion herein are opinions only and should not be interpreted as guarantees of the current status of the law, nor should they be accepted as a guarantee that a court of law or administrative agency will concur in such statement.

Old Florida Bankshares, Inc.

[DATE]

We are licensed to practice law only in the State of Florida. We express no opinion as to the law of any jurisdiction other than the laws of the State of Florida and of the United States of America. We assume no obligation to advise you of any events that occur subsequent to the date of this opinion.

This opinion is provided solely to Old Florida for the purposes of complying with the Merger Agreement and may not be relied upon or quoted in whole or in part or otherwise referred to in any report or documents or furnished to any person or entity, other than Old Florida. We are required under IRS Circular 230 to advise you that this opinion may not be relied upon or used for the purpose of avoiding penalties that may be imposed under the Code

Sincerely,

IGLER & DOUGHERTY, P.A.